UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11019263

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH, D.C. 200

SEC FILE NUMBER
8- 51573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E1 Asset Management, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street 9th FL
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper, LLP
(Name – *if individual, state last, first, middle name*)

2015 Lincoln Highway (Address) Edison (City) NJ (State) 08818 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deborah E Pollard
Notary Public, State of New York
Qualified in New York County
Registration # 01PO6222350
My Commission Expires 5/24/14

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E1 ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010

E1 ASSET MANAGEMENT, INC.

Contents

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

EISNERAMPER

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
E1 Asset Management, Inc.

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. (the "Company") as of December 31, 2010 and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but no for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EisnerAmper LLP

Edison, New Jersey
February 25, 2011

E1 ASSET MANAGEMENT, INC.
Statement of Financial Condition

December 31, 2010

ASSETS

Cash and cash equivalents	$	491,562
Commissions receivable from broker		367,165
Prepaid expenses		109,911
Furniture, fixtures and equipment, net		54,371
Other assets		57,335
Restricted cash		61,262
Total assets	$	1,141,606

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	16,115
Accrued expenses		609,277
Deferred income taxes		522
Total liabilities		625,914
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value; 200 shares authorized issued and outstanding		109,270
Additional paid-in capital		478,000
Retained earnings (deficit)		(71,578)
Total stockholders' equity		515,692
Total liabilities and stockholders' equity	$	1,141,606

See accompanying notes to financial statements.

E1 ASSET MANAGEMENT, INC.
Statement of Income (Loss)

December 31, 2010

Revenue		
Commissions	$	7,169,753
Other		549,174
		7,718,927
Expenses		
Officers' and employees' compensation and benefits		6,025,982
Clearing charges		509,146
Regulatory fees and expenses		49,186
Communication and data processing		290,184
Occupancy		364,035
Other selling, general and administrative expenses		825,848
Total expenses		8,064,381
Loss before provision for state and local income taxes		(345,454)
Less provision for state and local income taxes		10,270
Net income (loss)	$	(355,724)

See accompanying notes to financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2010	$ 109,270	$ 478,000	$ 284,146	$ 871,416
Net loss	-	-	(355,724)	(355,724)
Balance, December 31, 2010	$ 109,270	$ 478,000	$ (71,578)	$ 515,692

See accompanying notes to financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Cash Flows
For the Year Ended December 31, 2010

Operating activities:	
Net income (loss)	$ (355,724)
Adjustments to reconcile net loss to net cash and cash equivalents provided by operating activities	
Depreciation and amortization	51,170
Changes in operating assets and liabilities	
Receivable from broker	(118,741)
Prepaid expenses	(8,582)
Other assets	25,149
Accounts payable	(30,622)
Accrued expenses	274,870
Income taxes payable	(9,305)
Net cash and cash equivalents provided by operating activities	183,939
Cash provided by investing activities	
Increase in restricted cash	2,019
Sale of furniture, fixtures and equipment	6,501
Net cash and cash equivalents provided by investing activities	8,520
Net increase in cash and cash equivalents	(163,265)
Cash and cash equivalents, beginning of year	654,827
Cash and cash equivalents, end of year	$ 491,562
Supplemental disclosure of cash flow data	
Income taxes paid	$ 7,504

See accompanying notes to financial statements.

E1 ASSET MANAGEMENT, INC.
Notes to Financial Statements

December 31, 2010 and 2009

NOTE A - NATURE OF BUSINESS

E-1 Asset Management, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary source of commission revenue is from providing brokerage services to customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents at December 31, 2010 and at various times throughout the year, the Company's cash balances exceeded the Federal Deposit Insurance Corporation's limit of $250,000.

[3] Restricted cash:

Restricted cash represents amounts held at a financial institution to secure a letter of credit issued the landlord of the Company's office space.

[4] Furniture, fixtures and equipment:

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and a resulting gain or loss is reported as income or expense.

[5] Revenue recognition:

The Company recognizes commission income on a trade-date basis. Generally the Company acts as an introducing broker-dealer. As an introducing broker-dealer the Company contracts with a clearing broker to handle the execution and settlement of orders that it receives from its clients to buy and sell securities and earns a commission on each transaction at a predetermined rate. Other income includes, but is not limited to, foreign exchange rate gains, mark-ups on fees charged to clients, profits on error trades and additional sundry income. Foreign exchange rate gains are calculated using the exchange rate in effect at the time of the transaction. These Other Income amounts are recognized when earned.

[6] Rent expense:

The Company complies with accounting principles generally accepted in the United States of America regarding operating leases. Rent is charged to operations by amortizing minimum lease payments over the term of the lease using the straight-line method.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] **Income taxes:**

The Company, with the consent of its stockholders, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company provides for the state of New York minimum corporate level franchise tax on "S" corporations. The Company also provides for New York City income taxes at the local statutory rates.
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. There are currently no income tax returns under audit. The Company is no longer subject to federal state or local income tax returns examinations for years before 2007.

[8] **Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - CONCENTRATIONS

The Company clears its transactions through a single clearing broker. The total amounts payable to and receivable from clearing broker at December 31, 2010 were $1,479 and $367,165, respectively.

NOTE D - FURNITURE, FIXTURES AND EQUIPMENT, NET

Furniture, fixtures and equipment, net consists of the following at December 31, 2010:

Office equipment	$	61,412
Furniture and fixtures		78,916
Computer software		79,085
Computer equipment		166,404
		385,817
Less accumulated depreciation		331,446
Total	$	54,371

Depreciation expense for the year ended December 31, 2010 was $51,170.

E1 ASSET MANAGEMENT, INC.
Notes to Financial Statements

December 31, 2010 and 2009

NOTE E - OTHER ASSETS

Other assets consist of the following at December 31, 2010:

Loans receivable	$	21,863
Broker receivable		35,472
Total	$	57,335

NOTE F - LINE-OF-CREDIT

The Company maintains a $100,000 revolving line-of-credit collateralized by all property and assets of the Company. Advances taken on the $100,000 credit line are payable over 48 months at the Bank's prime rate, due on demand. The line of credit is personally guaranteed by the shareholders of the corporation. At December 31, 2010 there was no outstanding balance on the line.

NOTE G - ACCRUED EXPENSES

Accrued Expenses consist of the following at December 31, 2010:

Accrued salaries and payroll taxes	$	574,175
Accrued legal costs		16,750
Accrued rent		10,126
Accrued other expense		8,226
Total	$	609,277

NOTE H - STATE AND LOCAL INCOME TAXES

The deferred tax liability at December 31, 2010 totals $522 and arises primarily from differences in computing depreciation.

The current and deferred portions of the provision for state and local income taxes included in the statement of income are as follows:

	Current	Deferred	Total
State and Local	$ 19,575	$ (9,305)	$ 10,270

NOTE I - OTHER SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Other selling, general and administrative expenses consist of the following at December 31, 2010:

Professional services	$	177,962
Travel and entertainment		114,614
Automobile expenses		59,035
Supplies		55,904
Dues and subscriptions		45,309
Depreciation		57,670
Other selling, general and administrative		315,354
Total	$	825,848

NOTE J - COMMITMENTS - OPERATING LEASES

The Company leases its premises under an operating lease expiring October 2013. The lease for the Company's primary location requires the payment of real estate taxes and specific operating expenses. Additionally, the Company leases vehicles, information systems and office equipment under various operating leases expiring through February 2010.

Future minimum lease payments under operating leases are as follows:

Year Ending December 31,	Total	Premises	Other
2011	$ 237,609	$ 195,000	$ 42,609
2012	$ 230,131	$ 195,000	$ 35,131
2013	$ 166,110	$ 146,250	$ 19,860
Totals	$ 633,850	$ 536,250	$ 97,600

Rental expense under all operating leases and licensing agreements was $364,035 for the year ended December 31, 2010.

NOTE K - LITIGATION

The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable.

The Company has been informed of an intention to file a claim against it regarding stock selection procedures and related performance. The Company believes that it has meritorious defenses to this claim, should it be filed, and intends to defend any litigation or arbitration vigorously.

At the current time, we do not believe any of these matters will have a material adverse effect on our financial position or future results of operations.

NOTE L - RETIREMENT PLANS

The Company maintains a retirement plan under Section 401 (k) of the Internal Revenue Code covering all qualified employees. The Company does not provide for any matching contributions.

NOTE M - DEFERRED COMPENSATION PLAN

During 2008 the Company implemented a non-qualified deferred compensation plan (the "Plan") that is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for certain participants. The plan as managed by the Board of Directors is authorized to issue to certain key employees of the Company up to an aggregate of 1,000,000 Units.

On February 19, 2010 the plan was amended by the company. Under the amended plan each unit corresponds to the fair value of 0.00004 share of the Company's common stock.

NOTE M - DEFERRED COMPENSATION PLAN (CONTINUED)

During the year ended December 31, 2010 the Company granted 25,000 units to certain employees. All units remain unvested until the following occurs: (1) a Company sale which in general means a sale of substantially all of the Company's assets or a sale of a controlling interest representing more than 50% of the voting power of the Company's equity or (2) a Public Sale which generally means, a registered offering of the Company's common stock in which at least 50% of the Company's Common Stock is registered. Simultaneously, when a vesting event occurs the Plan participants become eligible to receive a distribution.

The value of the distribution will be equal to the price of the Company's Common Stock in connection with the Company's Sale or Public Sale multiplied by the number of units awarded under this agreement to the participant. If a plan participant's employment with the Company terminates for any reason prior to the effective date of a Company Sale or Public Sale, the participant will forfeit all of the units granted under the Plan.

NOTE N - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $232,785, which was $191,058 in excess of its required net capital of $41,727. The Company's aggregate indebtedness to net capital as defined was 2.69 to 1.

NOTE O - SUBSEQUENT EVENTS

On February 15, 2011 the company entered into a new lease agreement, expiring on February 29, 2012, with monthly rent payments of $2,645.

The Company has evaluated events through February 28, 2011, the date that these financial statements were available to be issued.

E1 ASSET MANAGEMENT, INC.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

See independent auditors' report.

E1 ASSET MANAGEMENT, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

For the Year Ended December 31, 2010

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 515,692
Less non-allowable assets	
Furniture, fixtures and equipment, net	54,371
Prepaid expenses	109,911
Other assets	118,604
Total deductions	282,886
Haircut	21
Net capital	$ 232,785

AGGREGRATE INDEBTEDNESS

Accounts payable	16,115
Accrued expenses	609,277
Deferred income taxes	522
Total aggregate indebtedness	$ 625,914

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

(a) Minimum net capital required (6 2/3% of aggregate indebtedness)	41,727
(b) Minimum net capital required of broker dealer	5,000
NET CAPITAL REQUIREMENT (greater of (a) or (b))	$ 41,727
EXCESS NET CAPITAL	$ 191,058
EXCESS NET CAPITAL AT 1,000% (Net Capital – 10% Aggregate Indebtedness)	$ 170,194
RATIO OF AGGREGRATE INDEBTEDNESS TO NET CAPITAL	2.69 to 1

See independent auditors' report.

E1 ASSET MANAGEMENT, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)

For the Year Ended December 31, 2010

RECONCILIATION WIT THE COMPANY'S COMPUTATION
(included in Part IIV of Form X-17A-5 as of December 31, 2010)

NET CAPITAL – As reported in the Company's Part IIV (unaudited)	$	232,785
AUDIT ADJUSTMENTS		-
NET CAPITAL	$	232,785

There are no material differences between the Company's computation of net capital and the focus filing.

See independent auditors' report.

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT REGISTERED ACCOUNTANT'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Stockholders'
E1 Asset Management, Inc.

In planning and performing our audit of the financial statements of E1 Asset Management, Inc. (the "Company") as of and for the year ended December 31, 2010 in accordance with the auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement to the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

Edison, New Jersey
February 25, 2011

EISNERAMPER

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Sonny Shaikh
Director
E1 Asset Management, Inc.
44 Wall Street, 9th Floor
New York, NY 1005

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2010 to December 31, 2010, which were agreed to by E1 Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating E1 Asset Management, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

E1 Asset Management, Inc.'s management is responsible for E1 Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

We are independent with respect to the Company under Rule 101 Of the American Institute of Public Accountants' Code of Professional Conduct and its interpretations and rulings.

These procedures were performed for the period from January 1, 2010 through December 31, 2010.

The procedures we performed and our findings are as follows:

Procedures and Results

Procedure

Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement records or entries.

Result

No exceptions noted.

Procedure

Compared the total revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7T for the period from January 1, 2010 to December 31, 201.

Result

The table below illustrates the difference noted as a result of this procedure:

Revenue per audited Form X-17a-5	$ 7,719,690
Less revenue per Form SIPC-7T for period January 1, 2010 through December 31, 2010	(7,718,927)
Difference	$ 763

Procedure

Compare any adjustments reported in Form SIPC-7T with supporting schedules and workpapers.

Result

No exceptions noted.

Procedure

Prove the arithmetical accuracy of the calculations included in Form SIPC-7T and in the related schedules and workpapers supporting the adjustments.

Result

No arithmetical errors were noted.

Procedure

Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

Result

No exceptions noted.

It should be understood that we have no responsibility for establishing (and did not establish) the scope and nature of the procedures detailed above; rather, the procedures detailed therein are those the requesting parties have asked us to perform. Accordingly, Amper, Politziner & Mattia, LLP makes no representations as to questions of legal interpretation or regarding the sufficiency for your purposes of the procedures detailed in the preceding paragraphs; also such procedures would not necessarily reveal any material misstatement of the amounts required to be submitted.

Further, EisnerAmper LLP have addressed ourselves solely to the foregoing data and make no representations as to the adequacy of disclosure or whether any material facts have been omitted. This letter relates only to the items specified above and does not extend to any financial statements of the Company.

EisnerAmper LLP was not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the items referred to on the previous page, in accordance with standards established by the American Institute of Public Accountants. Accordingly, EisnerAmper LLP does not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

The terms of our engagement are such that we have no obligation to update this letter because of events occurring or data or information coming to our attention subsequent to the date of this letter.

This report is intended solely for the use of the management of the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and is not intended to be, and should not be, used by anyone other than the specified parties. This letter is not to be used, circulated, quoted, or otherwise referred to for any purpose, nor is it to be filed with or referred to in whole or part in any other document.

EisnerAmper LLP

February 25, 2011
Edison, New Jersey